

**VIA FACSIMILE AND U.S. MAIL**

October 16, 2007

Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056

   **RE: WCA Waste Corporation**
      **Form 10-K for Fiscal Year Ended December 31, 2006**
      **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
      **June 30, 2007**
      **File No. 0-50808**

Dear Mr. Casalinova:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief